QIWI plc

Unaudited interim condensed consolidated

financial statements

March 31, 2020

QIWI plc

Unaudited interim condensed consolidated financial statements

March 31, 2020

Content

Interim condensed consolidated financial statements

Interim condensed consolidated statement of financial position	2
Interim condensed consolidated statement of comprehensive income	3
Interim condensed consolidated statement of cash flows	4
Interim condensed consolidated statement of changes in equity	5

Notes to interim condensed consolidated financial statements	7

QIWI plc

Interim condensed consolidated statement of financial position

March 31, 2020

(in millions of rubles)

	Notes	As of December 31, 2019 (audited)	As of March 31, 2020 (unaudited)
Assets
Non-current assets
Property and equipment	14	2,346	2,442
Goodwill and other intangible assets		11,316	11,232
Investments in associates	13	1,118	1,250
Long-term debt securities and deposits	22	4,015	5,280
Long-term loans	6, 22	265	264
Other non-current assets		83	72
Deferred tax assets		217	250

Total non-current assets		19,360	20,790

Current assets
Trade and other receivables	7	6,162	4,588
Short-term loans	6	11,419	12,150
Short-term debt securities and deposits	22	1,136	1,166
Prepaid income tax		259	279
Other current assets	9	917	1,097
Cash and cash equivalents	8	42,101	32,240

Total current assets		61,994	51,520

Assets held for sale		123	58

Total assets		81,477	72,368

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		1	1
Additional paid-in capital		1,876	1,876
Share premium		12,068	12,068
Other reserve		2,576	2,596
Retained earnings		10,557	11,132
Translation reserve		289	464

Total equity attributable to equity holders of the parent		27,367	28,137
Non-controlling interests		70	40

Total equity		27,437	28,177

Non-current liabilities
Long-term debt	12	1,545	1,863
Long-term lease liabilities	14	1,017	1,142
Long-term customer accounts	11	444	438
Other non-current liabilities		45	68
Deferred tax liabilities		749	724

Total non-current liabilities		3,800	4,235

Current liabilities
Trade and other payables	10	27,295	24,225
Customer accounts and amounts due to banks	11	21,519	13,200
Dividends payable		—	1,072
Short-term lease liabilities	14	340	397
VAT and other taxes payable		184	174
Other current liabilities	9	902	888

Total current liabilities		50,240	39,956

Total equity and liabilities		81,477	72,368

QIWI plc

Interim condensed consolidated statement of comprehensive income

March 31, 2020

(in millions of rubles)

		Three months ended (unaudited)
	Notes	March 31, 2019	March 31, 2020
Revenue:		8,938	10,610

Payment processing fees		6,947	7,935
Interest revenue calculated using the effective interest rate	15	796	1,060
Fees from inactive accounts and unclaimed payments		445	490
Other revenue	15	750	1,125

Operating costs and expenses:		(7,047)	(8,720)

Cost of revenue (exclusive of items shown separately below)	16	(3,571)	(4,350)
Selling, general and administrative expenses	17	(1,179)	(1,228)
Personnel expenses		(1,821)	(2,283)
Depreciation and amortization		(346)	(319)
Credit loss expense	6, 7, 8, 20	(130)	(520)
Impairment of intangible assets		—	(20)

Profit from operations		1,891	1,890

Share of (loss)/gain of an associate and a joint venture	13	(79)	132
Other income and expenses, net		49	(16)
Foreign exchange gain		191	1,434
Foreign exchange loss		(349)	(1,397)
Interest income and expenses, net	15	(15)	(32)

Profit before tax		1,688	2,011
Income tax expense	19	(361)	(412)

Net profit		1,327	1,599

Attributable to:
Equity holders of the parent		1,315	1,587
Non-controlling interests		12	12

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		(181)	186
Debt securities at fair value through other comprehensive income (FVOCI):
Net losses arising during the period, net of tax		—	(8)
Net gains recycled to profit or loss upon disposal		—	(22)
Total other comprehensive income, net of tax		(181)	156

Total comprehensive income, net of tax		1,146	1,755

Attributable to:
Equity holders of the parent		1,139	1,732
Non-controlling interests		7	23

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		21.35	25.54
Diluted, profit attributable to ordinary equity holders of the parent		21.20	25.44

QIWI plc

Interim condensed consolidated statement of cash flows

March 31, 2020

(in millions of rubles)

		Three months ended (unaudited)
	Notes	March 31, 2019	March 31, 2020
Cash flows from operating activities
Profit before tax		1,688	2,011
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities
Depreciation and amortization		346	319
Foreign exchange (gain)/loss, net		158	(37)
Interest income, net	15	(586)	(843)
Credit loss expense	6, 7, 8, 20	130	520
Share of (gain) / loss of an associate and a joint venture		79	(132)
Share-based payments		99	59
Loss from initial recognition	17	42	—
Other		(8)	(2)

Operating profit before changes in working capital		1,948	1,895
Decrease in trade and other receivables		1,122	2,272
Increase in other assets		(24)	(167)
Decrease in customer accounts and amounts due to banks		(805)	(8,897)
Decrease in accounts payable and accruals		(5,100)	(4,004)
Decrease/(Increase) in loans issued from banking operations		547	(1,265)

Cash used in operations		(2,312)	(10,166)
Interest received		789	1,083
Interest paid		(66)	(211)
Income tax paid		(263)	(482)

Net cash flow used in operating activities		(1,852)	(9,776)

Cash flows used in investing activities
Acquisition of associate and joint control company		(185)	—
Purchase of property and equipment		(112)	(59)
Purchase of intangible assets		(29)	(62)
Proceeds from sale of fixed and intangible assets		97	12
Loans issued		(342)	(7)
Repayment of loans issued		18	21
Purchase of debt instruments and funds depositing		(2,435)	(2,361)
Proceeds from sale and redemption of debt instruments		735	1,068

Net cash flow used in investing activities		(2,253)	(1,388)

Cash flows (used in)/generated from financing activities
Proceeds from borrowings		—	305
Payment of principal portion of lease liabilities		(69)	(23)
Dividends paid to non-controlling shareholders		—	(44)

Net cash flow (used in) / generated from financing activities		(69)	238
Effect of exchange rate changes on cash and cash equivalents		(285)	1,065

Net decrease in cash and cash equivalents		(4,459)	(9,861)
Cash and cash equivalents at the beginning of the period	8	40,966	42,101

Cash and cash equivalents at the end of the period	8	36,507	32,240

QIWI plc

Interim condensed consolidated statement of changes in equity

March 31, 2020

(in millions of rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of December 31, 2019 (audited)		62,092,835	1	1,876	12,068	2,576	10,557	289	27,367	70	27,437

Profit for the period		—	—	—	—	—	1,587		1,587	12	1,599

Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	175	175	11	186
Debt instruments at FVOCI		—	—	—	—	(30)	—	—	(30)	—	(30)

Total comprehensive income		—	—	—	—	(30)	1,587	175	1,732	23	1,755

Share-based payments	23.4	—	—	—	—	59	—	—	59	—	59
Exercise of options		32,765	—	—	—	—	—	—	—	—	—
Dividends (16 RUR per share)	18	—	—	—	—	—	(1,012)	—	(1,012)	—	(1,012)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(53)	(53)
Other		—	—	—	—	(9)	—	—	(9)	—	(9)

Balance as of March 31, 2020 (unaudited)		62,125,600	1	1,876	12,068	2,596	11,132	464	28,137	40	28,177

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

5

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2018 (audited)		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706

Profit for the period		—	—	—	—	—	1,315	—	1,315	12	1,327
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(176)	(176)	(5)	(181)

Total comprehensive income		—	—	—	—	—	1,315	(176)	1,139	7	1,146

Share-based payments	23.4	—	—	—	—	99	—	—	99	—	99
Exercise of options		127,267	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(35)	(35)

Balance as of March 31, 2019 (unaudited)		61,578,780	1	1,876	12,068	2,196	10,406	337	26,884	32	26,916

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

6

QIWI plc

Notes to interim condensed consolidated financial statements

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the three months ended March 31, 2020 were authorized for issue on July 15, 2020.

The Company was registered on February 26, 2007 as a limited liability Company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited and later to QIWI plc.

Sergey Solonin is the ultimate controlling shareholder of the Group as of March 31, 2020.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The condensed consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million (RUB (000,000)) except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2019.

2.2. New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations became effective for the Group from January 1, 2020, but did not have any material impact on the Group:

•	Amendments to References to the Conceptual Framework in IFRS Standards (issued on March 29, 2018).

•	Amendments to IAS 1 and IAS 8: Definition of Material (issued on October 31, 2018).

•	Amendment to IFRS 3 Business Combinations (issued on October 22, 2018).

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (issued in September, 2019).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.3 Changes in presentation

In 2019 the Group changed the presentation of its personnel and related costs by segregating it from cost of revenue and selling, general and administrative expenses in a separate line on the face of the financial statements. The reclassification was made to better reflect the nature and amount of these costs in the current business environment and in order to make the financial statements more comparable with industry peers.

	As originally presented	Reclassification	As reclassified
For the three months ended March 31, 2019
Personnel expenses	—	(1,821)	(1,821)
Cost of revenue	(4,454)	883	(3,571)
Selling, general and administrative expenses	(2,117)	938	(1,179)

2.4 Significant accounting judgments, estimates and assumptions

Significant accounting judgments, estimates and assumptions adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the following:

The outbreak of coronavirus and associated responses from various countries around the world in early 2020 have negatively affected consumer demand across the globe and across industries, and there is the potential for the coronavirus and the responses to it to cause a global recession. One immediate effect of the coronavirus outbreak was a substantial plunge in the price of crude oil due to extended factory shutdowns and a fall in air travel and road transportation. As a result, the Russian ruble has significantly and abruptly depreciated against the U.S. dollars and the euro. The full scope of the negative impact that coronavirus, corresponding lockdowns, the abrupt decline in oil prices and resulting exchange rate drop may have on the Russian economy remains unclear but has the potential to be very significant. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

Fair value of loans issued

The Group changed the estimate in relation to market rate used in measurement of fair value of its installment card loans issued that also used as the effective interest rate in calculating interest revenue. In prior periods such rate was assumed to be equal prevailing consumer loans rate. Starting January 1, 2020, it is determined with a reference to the interest rate specific to the formed installment cards market based on market participants statistics available to the Group. This change in estimate is applied prospectively starting January 1, 2020, and resulted in no recognition of loss from initial recognition for the three months ended March 31, 2020. If there were no changes in the estimate, the Group would have recognized the loss from initial recognition in the amount of 43 for the three months ended March 31, 2020.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

3.	Group structure

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2019	As of March 31, 2020
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL (Romania)	Operation of electronic payment kiosks	100%	100%
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
Attenium LLC (Russia)	Management services	100%	100%
Postomatnye Tekhnologii LLC (Russia)	Logistic	100%	100%
Future Pay LLC (Russia)	Operation of on-line payments	100%	100%
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
QIWI Shtrikh LLC (Russia)[1]	On-line cashbox production	51%	—
QIWI Platform LLC (Russia)	Software development	100%	100%
Factoring PLUS LLC (ex. QIWI Processing LLC (Russia)	Software development	100%	100%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	99%	99%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	99%	99%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	99%	99%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%

Associate
JSC Tochka (Russia)	Digital services for banks	40%	40%

[1]	The entity was liquidated during the year 2020.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Acquisitions, disposals and business combinations

2020

Rocketbank

In March 2020, the Board of Directors has decided to wind down the Rocketbank project and the Group is currently investigating the most efficient way to reuse or dispose of the Rocketbank assets. The Rocketbank’s operations are not considered as discontinued until the liquidation is completed.

5.	Operating segments

The Chief executive officer (CEO) and management board of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the CEO responsibilities as well as the following factors:

•

The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);

•	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and

•

The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs. The Group does not monitor balances of assets and liabilities by segments as the CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services and Rocketbank:

•	Payment Services (PS), operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces;

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals, currently presented by SOVEST installment card project;

•	Rocketbank (RB), operating segment that generates revenue through offering digital banking service including debit cards and deposits to retail customers.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, expenses associated with filing the registration statement on Form F-3 for our major shareholders and related transaction expenses, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as irregular non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

The segments’ statement of comprehensive income for the three months ended March 31, 2020, as presented to the CODM are presented below:

	PS	CFS	RB	CO	Total
Revenue	8,988	640	437	545	10,610
Segment net revenue	5,321	566	23	350	6,260
Segment profit/(loss) before tax	3,724	(659)	(803)	(78)	2,184
Segment net profit/(loss)	3,051	(522)	(660)	(115)	1,754

The segments’ statement of comprehensive income for the three months ended March 31, 2019, as presented to the CODM are presented below:

	PS	CFS	RB	CO	Total
Revenue	7,869	259	275	535	8,938
Segment net revenue	4,836	218	(163)	476	5,367
Segment profit/(loss) before tax	3,580	(667)	(604)	(279)	2,030
Segment net profit/(loss)	2,988	(532)	(490)	(313)	1,653

Segment net revenue, as presented to the CODM, for the three months ended March 31, 2020 and 2019 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	Three months ended
	March 31, 2019	March 31, 2020
Revenue under IFRS	8,938	10,610
Cost of revenue	(3,571)	(4,350)

Total segment net revenue, as presented to CODM	5,367	6,260

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the three months ended March 31, 2020 and 2019, is presented below:

	Three months ended
	March 31, 2019	March 31, 2020
Consolidated profit before tax under IFRS	1,688	2,011
Fair value adjustments recorded on business combinations and their amortization	102	84
Impairment of non-current assets	—	20
Share-based payments	99	59
Form F-3 and related expenses	—	10
Foreign exchange loss from revaluation of cash proceeds received from secondary public offering	141	—

Total segment profit before tax, as presented to CODM	2,030	2,184

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the three months ended March 31, 2020 and 2019, is presented below:

	Three months ended
	March 31, 2019	March 31, 2020
Consolidated net profit under IFRS	1,327	1,599
Fair value adjustments recorded on business combinations and their amortization	102	84
Impairment of non-current assets	—	20
Share-based payments	99	59
Form F-3 and related expenses	—	10
Foreign exchange loss from revaluation of cash proceeds received from secondary public offering	141	—
Effect from taxation of the above items	(16)	(18)

Total segment net profit, as presented to CODM	1,653	1,754

Geographic information

Revenues from external customers are presented below:

	Three months ended
	March 31, 2019	March 31, 2020
Russia	6,569	8,146
Other CIS	365	397
EU	848	674
Other	1,156	1,393

Total revenue	8,938	10,610

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group has the only one external customer where revenue exceeded 10% of the Group’s total revenue for the three months ended March 31, 2020 and amounted to 12.3%. This revenue was generated within the PS segment. The Group had no single external customer amounting to 10% or greater of the Group’s revenue for the three months ended March 31, 2019.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Long-term and short-term loans issued

As of March 31, 2020, long-term and short-term loans issued consisted of the following:

	Total as of March 31, 2020	Expected credit loss allowance	Net as of March 31, 2020
Long-term loans
Loans to legal entities	264	—	264

Total long-term loans	264	—	264

Short-term loans
Loans to legal entities	3,659	(41)	3,618
Instalment Card Loans	9,872	(1,340)	8,532

Total short-term loans	13,531	(1,381)	12,150

As of December 31, 2019, long-term and short-term loans consisted of the following:

	Total as of December 31, 2019	Expected credit loss allowance	Net as of December 31, 2019
Long-term loans
Loans to legal entities	265	—	265

Total long-term loans	265	—	265

Short-term loans
Loans to legal entities	3,467	(33)	3,434
Instalment Card Loans	8,795	(810)	7,985

Total short-term loans	12,262	(843)	11,419

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued are not collateralized.

An analysis of changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended March 31, 2020, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2020	(229)	(120)	(494)	(843)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(188)	(254)	(96)	(538)
Transfers between stages	131	(17)	(114)	—

ECL allowance as of March 31, 2020	(286)	(391)	(704)	(1,381)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Long-term and short-term loans issued (continued)

An analysis of changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended March 31, 2019, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2019	(216)	(120)	(517)	(853)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(107)	(20)	6	(121)
Transfers between stages	120	(9)	(111)	—

ECL allowance as of March 31, 2019	(203)	(149)	(622)	(974)

As of March 31, 2020, the Group had no overdue but not impaired loans.

7.	Trade and other receivables

As of March 31, 2020, trade and other receivables consisted of the following:

	Total as of March 31, 2020	Expected credit loss allowance/ Provision for impairment	Net as of March 31, 2020
Cash receivable from agents	2,025	(177)	1,848
Deposits issued to merchants	1,952	(11)	1,941
Commissions receivable	187	(21)	166
Other receivables	360	(58)	302

Total financial assets	4,524	(267)	4,257

Advances issued	333	(2)	331

Total trade and other receivables	4,857	(269)	4,588

As of December 31, 2019, trade and other receivables consisted of the following:

	Total as of December 31, 2019	Expected credit loss allowance/ Provision for impairment	Net as of December 31, 2019
Cash receivable from agents	2,947	(199)	2,748
Deposits issued to merchants	2,690	(12)	2,678
Commissions receivable	158	(21)	137
Other receivables	276	(56)	220
Total financial assets	6,071	(288)	5,783

Advances issued	380	(1)	379

Total trade and other receivables	6,451	(289)	6,162

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis. Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customer to receive an overdraft.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

7.	Trade and other receivables (continued)

An analysis of changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended March 31, 2019 and March 31, 2020, was the following:

	2019	2020
ECL allowance as of January 1,	(366)	(289)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	5	(8)
Amounts written off	58	28

ECL allowance as of March 31,	(303)	(269)

8.	Cash and cash equivalents

As of March 31, 2020 and December 31, 2019, cash and cash equivalents consisted of the following:

	As of December 31, 2019	As of March 31, 2020
Correspondent accounts with Central Bank of Russia (CBR)	3,261	8,167
Cash with banks and on hand	7,317	6,395
Short-term CBR deposits	30,500	10,000
Other short-term bank deposits	1,025	7,680
Less: Allowance for ECL	(2)	(2)

Total cash and cash equivalents	42,101	32,240

The Group held cash and cash equivalents in different currencies mainly in Russian rubles and U.S. dollars.

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis.

Since 2017 the Company has the bank guarantee and secured it by a cash deposit of U.S.$ 2.5 mln until July 31, 2021.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

9.	Other current assets and other current liabilities

9.1 Other current assets

As of March 31, 2020 and December 31, 2019, other current assets consisted of the following:

	As of December 31, 2019	As of March 31, 2020
Reserves at CBR*	611	785
Total other financial assets	611	785

Prepaid expenses	230	218
Other	76	94

Total other current assets	917	1,097

*

Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from July 1, 2019, such mandatory reserves established by the CBR constitute 4.75% for liabilities in RUR and 8% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

The Group has no internal grading system of other financial assets for credit risk rating grades analysis.

9.2 Other current liabilities

As of March 31, 2020 and December 31, 2019, other current liabilities consisted of the following:

	As of December 31, 2019	As of March 31, 2020
Contract liability related to loyalty program	607	560
Contract liability related to guarantees issued	199	254
Other	96	74

Total other current liabilities	902	888

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

10.	Trade and other payables

As of March 31, 2020 and December 31, 2019, the Group’s trade and other payables consisted of the following:

	As of December 31, 2019	As of March 31, 2020
Payables to merchants	12,116	12,276
Money remittances and e-wallets accounts payable	6,515	6,336
Deposits received from agents	6,246	3,036
Commissions payable	503	420
Accrued personnel expenses and related taxes*	883	1,108
Provision for undrawn credit commitments (Note 20)	98	73
Other payables	934	976

Total trade and other payables	27,295	24,225

*	As of March 31, 2020 personnel expenses include 146 as redundancy provision for Rocketbank employees.

11.	Customer accounts and amounts due to banks

As of March 31, 2020 and December 31, 2019, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2019	As of March 31, 2020
Individuals’ current/demand accounts	11,553	6,346
Legal entities’ current/demand accounts	4,599	3,829
Term deposits	3,251	2,149
Due to banks	2,560	1,314

Total customer accounts and amounts due to banks	21,963	13,638

Including long-term deposits	444	438

Customer accounts and amounts due to banks bear interest of up to 5% (2019 – 6%).

12.	Debt

During the three months ended March 31, 2020 the Group had available RUR denominated credit facilities with an overall credit limit of 3,460 (2,000 of which is secured, see note 20), with maturity up to December 2021, and with interest rate of up to 30% per annum. The balance payable under these credit lines as of March 31, 2020 was 1,863 (as of December 31, 2019 - 1,545) and matures in 2021. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

13.	Investment in associates

The Group has a single associate: JSC Tochka.

QIWI Group assesses its share in the entity at 45% according to its share in dividends and potential capital gains. The Group’s interest in JSC Tochka is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in JSC Tochka associate:

	As of December 31, 2019	As of March 31, 2020
Associates’ statement of financial position:
Non-current assets	1,199	1,286
Current assets	2,019	2,542
including cash and cash equivalents	995	1,472
Non-current financial liabilities	(337)	(344)
Current liabilities	(397)	(707)
including financial liabilities	(314)	(568)

Net assets	2,484	2,777

Carrying amount of investment in associates (45%) of net assets	1,118	1,250

Associate’ revenue and net income for three months ended March 31 was as follows:

	Three months ended
	2019	2020
Revenue	718	1,755
Cost of revenues	(15)	(85)
Other income and expenses, net	(847)	(1,376)
including personnel expenses	(361)	(749)
including depreciation and amortization	(8)	(64)

Total net (loss)/profit	(144)	294

Group’s share (45%) of total net (loss)/profit	(65)	132

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

14.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to ten years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the three months ended March 31, 2020 recognized under such contracts is 19 (three months 2019 – 83). Future minimum lease rentals under non-cancellable lease commitments for office equipment premises for a term less than one year as of March 31, 2020 are 30 (December 31, 2019 – 32).

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. The change in the balances of Right-of-use assets and Lease liabilities for the three months ended March 31, 2020 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2020	1,351	1,357
Additions	206	206
Depreciation	(79)	—
Interest expense	—	32
Payments	—	(56)

As of March 31, 2020	1,478	1,539

Including short-term portion		397

The change in the balances of Right-of-use assets and Lease liabilities for the three months ended March 31, 2019 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2019	1,082	1,068
Depreciation	(94)	—
Interest expense	—	21
Payments	—	(90)

As of March 31, 2019	988	999

Including short-term portion		379

For the amount of rent expense recognized from short-term leases for the three months ended March 31, 2020 and March 31, 2019 see note 17.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

15.	Revenue

Other revenue for three months ended March 31 was as follows:

	Three months ended
	March 31, 2019	March 31, 2020
Cash and settlement service fees	486	323
Installment cards related fees	174	434
Other revenue	90	368

Total other revenue	750	1,125

For the purposes of consolidated condensed statement of cash flow, “Interest income, net” consists of the following:

	Three months ended
	March 31, 2019	March 31, 2020
Interest revenue calculated using the effective interest rate	(796)	(1,060)
Interest expense classified as part of cost of revenue	195	185
Interest income and expenses from non-banking loans classified separately in the consolidated statement of comprehensive income	15	32

Interest income, net, for the purposes of consolidated cash flow statement	(586)	(843)

16.	Cost of revenue

	Three months ended
	March 31, 2019	March 31, 2020
Transaction costs	2,773	3,340
Cost of cash and settlement service fees	296	290
Interest expense	164	185
Other expenses	338	535

Total cost of revenue	3,571	4,350

17.	Selling, general and administrative expenses

	Three months ended
	March 31, 2019	March 31, 2020
Advertising, client acquisition and related expenses	417	387
Tax expenses, except of income and payroll relates taxes	140	155
Advisory and audit services	156	195
Rent of premises and related utility expenses	92	57
Expenses related to Tochka multi-bank platform services	41	111
IT related services	90	110
Form F-3 and related expenses	—	10
Loss/(gain) from initial recognition, net	42	—
Other expenses	201	203

Total selling, general and administrative expenses	1,179	1,228

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

18.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	Three months ended
	March 31, 2019	March 31, 2020
Proposed, declared and approved during the period:
Three months ended March 31, 2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share (Three months ended March 31, 2019: no dividends)	—	1,012

Paid during the period:
Three months ended March 31, 2020: no dividends (Three months ended March 31, 2019: no dividends)	—	—

Proposed for approval (not recognized as a liability as of March 31):
Three months ended March 31, 2020: Interim dividend for 2020: U.S.$ 8,697,584 or U.S.$ 0.14 per share (Three months ended March 31, 2019: Interim dividend for 2019: U.S.$ 17,559,633 or U.S.$ 0.28 per share)	1,145	643

Dividends payable as of March 31:
Three months ended March 31, 2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share (Three months ended March 31, 2019: no dividends)	—	1,062

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income.

The Company is exempt from the special contribution to the Defence Fund on dividends received from abroad.

The Company is also not paying special contribution to the Defence Fund on a deemed distribution since it generally distributes 70% of its accounting profits after tax within two years.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their taxable income.

Withholding tax at the rate of 15% is applied to any dividends paid by the entities incorporated in Russia to the entities incorporated outside of Russia. Such withholding tax rate may be reduced to 5% or 10% under the available Double Tax Treaty (including Cyprus) in certain conditions stipulated thereto are met. Although the Group commonly seeks to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that the Company would be able to obtain a relief of the reduced withholding income tax rate under the available treaty in practice.

Based on the information available to management, starting from January 1, 2021 dividends paid by the entities incorporated in Russia to the entities incorporated outside of Russia will be taxed at the rate of 15%, provided that the recipient of the income is the beneficiary.

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax in the interim consolidated statement of comprehensive income are:

	Three months ended
	March 31, 2019	March 31, 2020
Current income tax expense	(380)	(461)
Deferred tax benefit	19	49

Income tax expense for the period	(361)	(412)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks

Operating environment

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of various geopolitical, macroeconomic and other factors. It has demonstrated modest growth rates while the population’s purchasing power has decreased. Currently, consumer spending generally remains cautious and consumer confidence is far from its peaks. The modest recovery of the Russian economy in recent years has, however, again been put at risk by a series of events that started to enfold in the first quarter of 2020. The outbreak of coronavirus and associated responses from various countries around the world in early 2020 have negatively affected consumer demand across the globe and across industries, and there is the potential for coronavirus and the responses to it to cause a global recession. One immediate effect of the coronavirus outbreak was a substantial plunge in the price of crude oil due to extended factory shutdowns and a fall in air travel and road transportation. As a result, the Russian ruble has significantly and abruptly depreciated against the U.S. dollar and euro. The full scope of the negative impact that coronavirus, corresponding lockdowns, the abrupt decline in oil prices and resulting exchange rate drop may have on the Russian economy remains unclear but has the potential to be very significant. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments. While the Group has since largely outgrown that model, kiosks and terminals network remains a significant part of the Group’s infrastructure as a reload and client acquisition channel for Qiwi Wallet. Certain factors may further contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and development of alternative payment channels.

Moreover, the financial services industry in which the Group operates with its payment services and other financial services that QIWI provides is highly competitive, and its ability to compete effectively is therefore of paramount importance. Any increase in competition by other market participants, or any shift of customer preferences in their favor due to any real or perceived advantages of their products, could result in a loss of consumers and harm to QIWI’s payment volume, revenue and margins.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Regulatory environment

Our business is impacted by laws and regulations that affect QIWI’s industry, the number of which has increased significantly in recent years. The Group is subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws and therefore experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in being imposed on QIWI.

In recent years, for example, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Qiwi Bank has been the subject of CBR investigations in the past that have uncovered various violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements and other issues which management believes QIWI has generally rectified. However, there can be no assurance that certain sanctions will not be imposed on QIWI as a result of such or any other findings and that the Group will not come under greater CBR scrutiny in connection with any perceived deficiencies in its past conduct, or that any currently planned or future inspections will not result in discovery of any significant or minor additional violations of various banking regulations, and what sanctions the CBR would choose to employ against QIWI if this were to happen. Any such sanctions could have a material adverse effect on its business, financial condition and results of operations.

As part of its business operations, the Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a significant portion of the Group’s revenues. Processing such payments generally carries higher margins than processing payments to merchants in most other categories. Moreover, the repayment of winnings by such merchants to customers also serves as an important and economically beneficial Qiwi Wallet reload channel and new customer acquisition tool. The Group’s operating results will continue to depend on merchants in the betting industry and their use of the Group’s services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. In 2016 QIWI Bank established a TSUPIS together with one of the self-regulated associations of bookmakers in order to be able to accept such payments. If the Group is found to be in non-compliance with any of the requirements of the applicable legislation, it could not only become subject to fines and other sanctions, but could also have to discontinue to process transactions that are deemed to be in breach of the applicable rules and as a result lose associated revenue streams. Effective January 1, 2018, relevant legislation has been supplemented with the concept of government blacklisting of betting merchants that have been found to be in violation or allegedly are not in compliance with applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Regulatory environment (continued)

The Group contracts with some of international merchants in U.S. dollars and other currencies such as Euros. Recently it started to encounter difficulties in conducting such transactions, even with respect to largest and most well-known international merchants, due to the refusal of an increasing number of the Group’s U.S. relationship banks and the correspondent U.S. banks of the Group’s non-U.S. relationship banks to service U.S. dollar payments. Even though the Group still maintains a number of U.S. dollar accounts with various financial institutions, at the same time the Group is already conducting a portion of U.S. dollar transactions with international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process the Group’s transactions, thereby further increasing the currency conversion costs that the Group has to bear or that international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If the Group is not able to conduct transactions in U.S. dollars, it may bear significant currency conversion costs or lose some merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and the Group’s business, financial condition and results of operations may be materially adversely affected. Management can give no assurance that similar issues would not arise with respect to the Group’s transactions in other currencies, such as the Euro, which could have similarly adverse consequences.

Know-your-client requirements in Russia

The Group’s business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. All these types of consumers face varying monetary and non-monetary restrictions in terms of the transactions they may perform and electronic money account balances they may hold, with fully identified consumers enjoying the most privileges. The restrictions on usage of anonymous e-wallets have been increasing lately including limitations on cash withdrawal and cash top up of anonymous e-wallets. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit the Group performs all necessary steps to collect data and performs the relevant identification procedures either personally or through such or additional public databases, the Group cannot guarantee that it will be able to collect all necessary data to perform the identification procedure in full or that the data the users provide it for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. Thus, the current situation could cause the Group to be in violation of the identification requirements. In case management is forced not to use the simplified identification procedure until the databases are fully running or in case the identification requirements are further tightened, it could negatively affect the number of consumers and, consequently, volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If the Group is found to be in non-compliance with any of its requirements, it could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Risk of cybersecurity breach

The Group stores and/or transmits sensitive data, such as credit or debit card numbers, mobile phone numbers and other identification data, and the Company has ultimate liability to its customers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. Any breach of the system, including through employee fraud, may subject the Company to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. A misuse of such sensitive data or a cybersecurity breach could harm the Group’s reputation and deter clients from using electronic payments as well as kiosks and terminals generally and any of the Group’s services specifically, increase operating expenses in order to correct the breaches or failures, expose the Group to uninsured liability, increase risk of regulatory scrutiny, subject the Group to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect the Group’s business, financial condition and results of operations.

For more detailed disclose on operating environment and key risks please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

Taxation in Cyprus

As of today, there are no specific transfer pricing rules or transfer pricing documentation requirements in Cyprus with the exception of loans financed by debt. It is expected that the broader transfer pricing legislation will be introduced in Cyprus. Although the legislation was planned to be enacted during 2019, the draft law did not reach the Parliament on time and as such it is expected to be enacted during 2020 with effect from January 1, 2020 onwards. The transfer pricing rules are expected to capture all types of inter-company transactions and require the preparation of a Local and Master File as well as Summary Information Table in line with the OECD Transfer Pricing Guidelines (subject to the relevant thresholds).

Furthermore, on March 19, 2019 the Cypriot Ministry of Finance circulated, on March 19, 2019, a draft bill (the Bill) to transpose the European Union (EU) Directive 2018/822/EU of May 25, 2018 on the mandatory disclosure and exchange of cross-border tax arrangements (referred to as DAC6 or the Directive) into the Cypriot national legislation. The Bill will amend the existing Cypriot law on Administrative Cooperation in the field of Taxation. The Directive requires intermediaries (including EU-based tax consultants, banks and lawyers) and in some situations, taxpayers, to report certain cross-border arrangements (reportable arrangements) to the relevant EU member state tax authority. Cross-border arrangements will be reportable if they contain certain features (known as hallmarks). The hallmarks cover a broad range of structures and transactions. Determining if there is a reportable cross-border arrangement raises complex technical and procedural issues for taxpayers and intermediaries. The Company would review its policies and strategies for logging and reporting tax arrangements to ensure its compliance with the abovesaid obligations.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Taxation in Cyprus (continued)

Following the global trend on increase of substance requirements in various jurisdictions, starting from 2019 certain jurisdictions (including traditional offshore jurisdictions) implement legislation that requires companies registered in the relevant offshore jurisdiction to maintain actual substance on the territory of such jurisdictions, which may include, amongst others, the qualified personnel, premises located in the particular jurisdiction, reasonable expenses to support daily operation of the company.

It cannot be excluded that the Group might be subject to additional costs and/or tax liabilities resulted from the said requirements, which could have a material adverse effect on the Group’s business, financial condition and results of operations.

Taxation in the Russian Federation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. For instance, introduction of the concept of beneficial ownership may result in the inability of the foreign companies within the Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia. Recent court cases demonstrate that the Russian tax authorities actively challenge application of double tax treaty benefits retroactively (i.e. prior to concept of beneficial ownership was introduced in the Russian Tax Code) on the grounds that double tax treaties already include beneficial ownership requirement to allow application of reduced tax rates or exemptions. In these cases the Russian tax authorities obtained relevant information by means of information exchange with the foreign tax authorities.

On November 27, 2017 the Federal Law No. 340-FZ introducing country-by-country reporting (“CbCR”) requirements was published. In accordance with the CbCR requirements, if the Group reaches the reporting threshold in Russia (over RUB 50 billion), or alternatively in any other jurisdiction of presence (e.g. in Cyprus, where the Decree issued by the Cyprus Minister of Finance on December 30, 2016 introduced a mandatory CbCR for multinational enterprise groups generating consolidated annual turnover exceeding EUR 750 million) the Group may be liable to submit relevant CbCR.

In addition, on November 24, 2016, the OECD published the multilateral instrument (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof, e.g. by means of introduction of the “business purpose” test. To date the MLI has been ratified by Russia with respect to more than 71 double tax treaties signed by Russia with potential effective date of January 1, 2021. However, the double tax treaty between Russia and Cyprus is still not limited by the MLI since Cyprus has not ratified the MLI. Once Cyprus ratifies the MLI, Russia-Cyprus double tax treaty will be limited only by “business purpose” test. The concept of “unjustified tax benefit” was formulated in Resolution No. 53 issued by the Plenum of the Supreme Arbitrazh Court of the Russian Federation in 2006.

On July 19, 2017 anti-avoidance provisions were introduced into the Russian Tax Code and the Article 54.1 of the Russian Tax Code was adopted. Detecting and proving that taxpayers have gained unjustified tax benefits in their various operations will be a key focus of future tax audits of the Russian tax authorities. The tax authorities are developing new approaches to analysing and confirming that unjustified tax benefits have been gained.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Taxation in the Russian Federation (continued)

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions. It is therefore possible that the Group entities established in Russia may become subject to transfer pricing tax audits by tax authorities in the foreseeable future.

There can be no assurance that the Russian Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the Russian tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

For more detailed disclose on taxation please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, it is possible that a taxation authority will accept an uncertain tax treatment and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 3.3 billion rubles that was assessed by the Group as of March 31, 2020 (RUB 3 billion rubles as of December 31, 2019).

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Pledge of assets

As of March 31, 2020, the Group pledged debt securities (government bonds) with the carrying amount of 4,297 and cash deposit with the carrying amount of 36 (December 31, 2019 – 3,628 and 33 correspondingly) as collateral for bank guarantees issued on Group’s behalf to its major partners and also pledged debt securities with the carrying amount of 205 (December 31, 2019 – 203) to CBR.

Guarantees issued

The Group issues financial and performance guaranties to non-related parties for the term up to six years at market rate. The amount of guaranties issued as of March 31, 2020 is 8,659 (as of December 31, 2019 – 8,545).

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of credit limits of instalment card loans of both activated and not activated customers. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards. Since the year 2019 the Group started to cancel the credit offer and cut the limits if customer didn’t use the card within 120 days. Outstanding credit limits are possible to be used including credit limits not yet activated by the customers and related commitments as of March 31, 2020 comprised RUB 28.0 billion (RUB 26.8 billion rubles as of December 31, 2019). Subsequently in March-April 2020 the Group cut limits for additional 11.5 billion rubles.

The amounts of credit limits comprise the maximum exposure to credit risk regarding credit related commitments. An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the three months ended March 31 was the following:

	2019	2020
ECL allowance as of January 1,	(84)	(98)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(17)	25
Amounts written off	—	—

ECL allowance as of March 31	(101)	(73)

The total outstanding contractual amount of unused limits on contingencies and commitments liability does not necessarily represent future cash requirements, as these financial instruments may expire or terminate without being funded. In accordance with instalment card service conditions the Group has a right to refuse the issuance, activation, reissuing or unblocking of an instalment card, and is providing an instalment card limit at its own discretion and without explaining its reasons. The Group also has a right to increase or decrease a credit card limit at any time without prior notice.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

21.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the three months ended March 31, 2020 and 2019, as well as balances with related parties as of March 31, 2020 and December 31, 2019:

	For the three months March 31, 2020		As of March 31, 2020
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	—	(176)	—	(95)
Key management personnel	—	(75)	—	(34)
Other related parties	1	(19)	6	(7)

	For the three months March 31, 2019		As of December 31, 2019
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	18	(69)	—	(74)
Key management personnel	—	(51)	—	(83)
Other related parties	1	(21)	5	(1)

Benefits of key management and Board of Directors generally comprise of short-term benefits amounted to 66 during the three months ended March 31, 2020 (46 - during the three months ended March 31, 2019) and share-based payments amounted to 9 during the three months ended March 31, 2020 (5 - during the three months ended March 31, 2019).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long and short-term debt instruments and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the reporting period, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of March 31, 2020 and December 31, 2019 is presented by type of the financial instrument in the table below:

		As of December 31, 2019		As of March 31, 2020
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt instruments	AC	3,825	3,913	5,331	5,360
Debt instruments	FVOCI	1,294	1,294	1,082	1,082
Long-term loans	AC	249	249	249	249
Long-term loans	FVPL	16	16	15	15

Total financial assets		5,384	5,472	6,677	6,706

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVOCI – accounted at fair value through other comprehensive income;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt instruments of the Group mostly consist of RUB nominated government and high-quality corporate bonds with interest rate 6.4% - 10.75% and maturity up to May 2033. Some of debt securities are pledged (Note 20).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to seven years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 8-35%.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	March 31, 2020	15	—	—	15
Assets accounted at fair value through other comprehensive income
Debt securities	March 31, 2020	1,082	1,082	—	—
Assets for which fair values are disclosed
Debt securities	March 31, 2020	5,360	5,360	—	—
Long-term loans	March 31, 2020	249	—	—	249
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2019	16	—	—	16
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2019	1,294	1,294	—	—
Assets for which fair values are disclosed
Debt instruments	December 31, 2019	3,913	3,913	—	–
Long-term loans	December 31, 2019	249	—	—	249

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the three months ended March 31, 2020.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

-	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

-	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

-	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

With regard to the level 3 assessment of fair value, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for financial assets accounted at fair value.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer.

23.	Share based payments

23.1. Option plans

As of March 31, 2020, the Group has the following outstanding option plans:

	2012 Employee Stock Option Plan (2012 ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)	2019 Employee Stock Option Plan (2019 ESOP)
Adoption date	October, 2012	July, 2015	June, 2019

Type of shares	class B shares	class B shares	class B shares

Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 2,100,000 shares	Up to 3,100,000 shares

Exercise price	Granted during:	Granted during:	Granted during:

	Year 2012: U.S.$ 13.65	Year 2016: n/a	Year 2019: U.S. $ 16.75

	Year 2013: U.S.$ 41.24 - 46.57	Year 2017: n/a

	Year 2014: U.S.$ 34.09 - 37.89	Year 2018: n/a

	Year 2017: U.S.$ 23.94	Year 2019: n/a

Exercise basis	Shares	Shares	Shares

Expiration date	December 2020	December 2022	December 2026

Vesting period	Up to 4 years	Three vesting during up to 2 years	Two vesting during up to 4 years

Other major terms	The options are not transferrable	- The units are not transferrable	- The units are not transferrable

		- All other terms of the units under 2015 RSU Plan are to be determined by the Company’s BOD or the CEO, if so resolved by the BOD, acting as administrator of the Plan	- The Compensation Committee of the Board, acting as Administrator of the Plan, shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

23.	Share based payments (continued)

In April 2018, QIWI plc established QIWI Employees Trust, which owns shares reserved for ESOP and RSU plans and transfers them to employees who exercise their options. The Trust is not a legal entity and major decisions relating to its activities are determined by QIWI plc. In these financial statements it is regarded as an extension of QIWI plc.

23.2. Changes in outstanding options

The following table illustrates the movements in share options during the three months ended March 31, 2020:

	As of December 31, 2019	Granted during the period	Forfeited during the period	Exercised during the period	As of March 31, 2020
2012 ESOP	1,153,775	—	(15,000)	—	1,138,775
2015 RSU Plan	365,723	—	(4,133)	(32,765)	328,825
2019 ESOP	930,000	—	—	—	930,000

Total	2,449,498	—	(19,133)	(32,765)	2,397,600

As of March 31, 2020 the Company has 2,068,775 options outstanding, of which 1,138,775 are vested and 930,000 are unvested, and 328,825 RSUs outstanding, of which 701 are vested and 328,124 are unvested.

The weighted average price for share options exercised under RSU during the reporting period was nil.

23.3. Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility, %	Risk-free interest rate, %	Expected term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,128,521	0-5.03%	28%-49.85%	0.29%-3.85%	2-4	28.10	7.14	Black-Scholes-Merton
2015 RSU Plan	2,035,808	0-5.70%	40.65%-64.02%	2.89%-4.34%	2-4	15.26	14.56	Binominal
2019 ESOP	1,280,000	5.70%	41.12%	1.91%-1.94%	0-2	19.81	5.23	Black-Scholes-Merton

The forfeiture rate used in valuation models granted during the period is from nil to 10%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

23.	Share based payments (continued)

23.4. Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the three months ended March 31, 2020 was 59 (the three months ended March 31, 2019 – 99).

24.	Events after the reporting date

Dividends distribution

On May 15, 2020 the Board of Directors of the Company approved a dividends of U.S.$ 8,697,584 (equivalent of 643).

SOVEST disposal

On June 8, 2020, the Group has entered into binding transaction agreements to sell its SOVEST consumer lending business to Sovcombank. As a part of the transaction, the Company expects to assign claims held against SOVEST customers (the portfolio of instalment card loans) to Sovcombank as well as to transfer to Sovcombank substantially all assets including respective brands and domains. As a part of the transaction, Sovcombank intends to extend job offers to certain SOVEST employees and reimburse to QIWI the redundancy costs, if any. It is expected that the Group will incur a loss on the disposal of the project.